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                                                                    EXHIBIT 2.2

                      BILL OF SALE AND ACCEPTANCE AGREEMENT

This Bill of Sale and Acceptance Agreement ("Bill of Sale") is dated the 5th day of March, 1999.

                                     PARTIES

The parties to this Bill of Sale are Escalon Medical Corp., Inc. ("Seller"), a corporation organized and existing under the laws of the State of California, and Alcon Universal, Ltd. ("Buyer"), a joint stock corporation organized and existing under the laws of Switzerland. Seller does hereby bargain, sell, grant, convey, transfer and assign unto Buyer all of Seller's right, title and interest in and to those certain assets as described herein.

                                    RECITALS

WHEREAS, pursuant to a Distribution and License Agreement, dated 8/31/1995, ("License Agreement") between Escalon Ophthalmics, Inc., Seller's predecessor, and The Purdue Frederick Company ("Purdue Frederick"), Seller has the exclusive right to distribution of 5% Betadine Sterile Ophthalmic Solution ("5% Betadine"); and

WHEREAS, Seller has agreed to transfer and convey to Buyer certain assets that are listed on Schedule A attached hereto ("Acquired Assets"); and

WHEREAS, in order to induce Seller to terminate its Licensing Agreement with Purdue Frederick, Buyer shall buy the Acquired Assets for a Purchase Price of One Million One Hundred Thousand Dollars ($1,100,000.00); and

WHEREAS, Seller is terminating its exclusive distribution rights with Purdue Frederick in order for Purdue Frederick to enter into an agreement with Buyer for the exclusive global distribution of 5% Betadine; and

WHEREAS, Seller is executing and delivering this Bill of Sale to Buyer for the purpose of assigning, transferring, selling, conveying, and vesting in Buyer, all of Seller's right, title, and interest in the Acquired Assets and in order that Buyer shall be in possession of an instrument evidencing Seller's transfer of the Acquired Assets; and

WHEREAS, Buyer is executing and delivering this Bill of Sale to Seller for the purpose of assuming all of Seller's right, title and interest in the Acquired Assets in order that Seller is in possession of an instrument evidencing Buyer's acceptance of the Acquired Assets;



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NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and covenants herein, and intending to be legally bound, the parties do hereby agree as follows:

                                    AGREEMENT

1. Sale. Seller, by these presents and upon the terms and conditions set forth herein, hereby sells, grants, conveys, assigns, transfers, and sets over to and vests in Buyer, its successors and assigns, all of Seller's right, title and interest, legal and equitable, in and to all of the Acquired Assets.

2. Purchase Price. The purchase price for the Acquired Assets shall be One Million One Hundred Thousand Dollars ($1,100,000.00).

3. Acceptance. Buyer hereby accepts Seller's transfer of, as well as all of Seller's right, title and interest in the Acquired Assets.

4. Benefit. Nothing in this instrument, expressed or implied, is intended or shall be construed to confer upon or give to any person, corporation, or entity, other than Seller and Buyer and its respective successors and assigns, any remedy or claim under or by reason of this instrument or any term, covenant, or condition hereof, and all of the terms, covenants, conditions, promises and agreements contained in this Bill of Sale shall be for the sole and exclusive benefit of Seller and Buyer and their respective successors and assigns.

5. Warranties and Representations. Seller warrants and represents that it has operated in the normal course of business over the preceding six (6) months, and that all returns, credits, allowances, rebates, discounts, charge backs, or any other credits due a customer of Seller relating to a sale of product prior to the date hereof will be Seller's obligation.

6. Indemnification. Seller will indemnify and hold Buyer harmless from and against any and all liability, damage, loss, cost, or expense, including attorney's fees and expenses, resulting from any third party claims made or suits brought against Buyer which arise from the products sold to Buyer pursuant to this Bill of Sale or Seller's breach of any warranty set forth herein.

7. Insurance. Seller shall maintain at its expense product liability insurance with limits of liability of $1 million per occurrence for a period of four years from the date of this Bill of Sale. The certificate should name Buyer as an additional insured and Seller agrees to furnish Buyer certificates of insurance showing compliance with the foregoing requirements.

8. Termination of License Agreement. This Bill of Sale is subject to and contingent upon the termination of Seller's License Agreement with Purdue


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Frederick; Seller agrees to provide Buyer with documentation evidencing the termination of the License Agreement on or before this Bill of Sale is executed by Buyer. Further, Seller agrees that it will not distribute or sell 5% Betadine in the United States for a period of five years from the date of this Bill of Sale.

9. Closing. Closing of the transaction contemplated by this Bill of Sale shall be March 4, 1999.

IN WITNESS WHEREOF, the parties duly execute this Bill of Sale on the date first herein above written.

Attested:                     ESCALON MEDICAL CORP., INC.

                              By:   /s/ Richard J. DePiano
                                    ----------------------
                                    Richard J. DePiano
                                    CEO & Chairman

Attested:

                              ALCON UNIVERSAL, LTD.

                              By:   s/s Guido Koller
                                 -------------------
                                    Name:  Guido Koller
                                    Title:



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                                   SCHEDULE A

                                 ACQUIRED ASSETS

1.  Customer List for 5% Betadine.

2.  Seller's termination of its Licensing Agreement with Purdue Frederick.








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